Filed Pursuant to Rule 424(b)(3)

Registration No. 333-97221

PROSPECTUS SUPPLEMENT NO. 12

DATED MARCH 8, 2004

TO

PROSPECTUS DATED AUGUST 16, 2002

SAFLINK CORPORATION

29,421,694 Shares of Common Stock

This prospectus supplements the prospectus dated August 16, 2002 of SAFLINK Corporation, as amended by prospectus supplements dated September 26, 2002, October 10, 2002, October 17, 2002, November 27, 2002, March 6, 2003, May 6, 2003, July 21, 2003, August 12, 2003, August 25, 2003, September 10, 2003, and December 30, 2003, relating to the public offering and sale by selling stockholders described therein. This prospectus supplement should be read in conjunction with the prospectus, as supplemented to date, and this prospectus supplement is qualified by reference to the prospectus, as supplemented to date, except to the extent that the information provided by this prospectus supplement supersedes the information contained in the prospectus.

PLEASE SEE THE FOLLOWING TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK:

•	“RISK FACTORS” BEGINNING ON PAGE 2 OF THE PROSPECTUS;

•	“FACTORS THAT MAY AFFECT FUTURE RESULTS” BEGINNING ON PAGE 28 OF OUR ANNUAL REPORT ON FORM 10-K FILED WITH THE SEC ON MARCH 28, 2003, AND IN OUR QUARTERLY REPORTS ON FORM 10-Q FILED WITH THE SEC SINCE THE END OF FISCAL 2002; AND

•	“RISK FACTORS” INCLUDED IN THIS PROSPECTUS SUPPLEMENT.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

RECENT DEVELOPMENTS

On February 26, 2004, we raised approximately $9.2 million through a private placement of shares of our common stock. We sold a total of 3,080,000 shares of our common stock to a group of accredited institutional investors at a price of $3.00 per share, pursuant to the terms of a common stock purchase agreement. The placement agent for the financing was Burnham Hill Partners. The per share purchase price represented a discount of approximately 8.5% to the $3.27 per share closing sale price for shares of our common stock as reported on the Nasdaq SmallCap Market on February 25, 2004, the trading day prior to the closing of the financing. Investors also received warrants to purchase up to 1,232,000 additional shares of common stock. The warrants have a term of five years and an exercise price of $3.97 per share.

In connection with the financing, we have agreed to file a registration statement on Form S-3 with the Securities and Exchange Commission covering the resale of the shares of common stock issued in the financing and the shares of common stock underlying the warrants. We also granted a right of first refusal to investors to purchase their pro rata portion of securities issued by us to third parties for a period of 12 months following the closing of the financing, subject to certain excluded transactions.

The preceding discussion of the significant terms and provisions of the financing transaction is qualified by reference to the form of warrant attached as Exhibit 4.1, the common stock purchase agreement attached as Exhibit 10.1, and the registration rights agreement attached as Exhibit 10.2 to our current report on Form 8-K filed with the SEC on March 2, 2004.

NOTICE TO CALIFORNIA INVESTORS ONLY

In the State of California, sales will be limited to those California investors who have either: (i) a minimum net worth of not less than $250,000 (exclusive of their home, home furnishings, and automobile) and a gross annual income during 2003, and estimated during 2004, of $65,000 or more from all sources; or (ii) a minimum net worth of $500,000 (exclusive of their home, home furnishings, and automobile). Assets included in the computation of net worth may be valued at fair market value. Moreover, each California investor purchasing shares common stock offered hereby will be required to execute a representation that it comes within one of the above referenced categories in order for us to determine that all California investors meet the required suitability standards.

The date of this prospectus supplement is March 8, 2004.